Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form F-3 of our reports dated April 30, 2009, relating to the consolidated financial statement of Xinhua Sports & Entertainment Limited, its subsidiaries and its variable interest entities (collectively the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adjustment for the change in the composition of reportable segments in 2008) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Xinhua Sports & Entertainment Limited for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
September 4, 2009